

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2018

Michael J. Sewell
Chief Financial Officer, Senior Vice President and Treasurer
CINCINNATI FINANCIAL CORP
6200 S. Gilmore Road
Fairfield, Ohio 45014-5141

> **Re: CINCINNATI FINANCIAL CORP**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed February 23, 2018**
> **File No. 000-04604**

Dear Mr. Sewell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Financial Statements for the year ended December 31, 2017
Note 11-Income Taxes, page 153

1. You state that you expect to complete determination of the effects of the Tax Act on your deferred tax assets and liabilities as part of the annual income tax return filing process which is expected to be completed in the fourth quarter of 2018. Please provide us the following information pursuant to Staff Accounting Bulletin 118:

- Qualitative disclosures of the income tax effects of the Act for which the accounting is incomplete;
- Disclosures of items reported as provisional amounts;
- Disclosures of existing current or deferred tax amounts for which the income tax effects of the Act have not been completed;

- The reason why the initial accounting is incomplete; and
- The additional information that is needed to be obtained, prepared, or analyzed in order to complete the accounting requirements under ASC 740.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mary Mast at (202) 551-3613 or Jim Rosenberg at (202) 551-3679 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance